UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

ERYTECH Pharma S.A.

(Name of Issuer)

Ordinary Shares, nominal value €0.10 per share

(Title of Class of Securities)

29604W108

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

November 10, 2017

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

(Continued on the following pages)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29604W108	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,898,337 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,898,337 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,898,337 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3% (1)(2)
14.	TYPE OF REPORTING PERSON* IA, PN

(1)	Includes 3,090,069 of the Ordinary Shares of ERYTECH Pharma S.A. (the “Issuer”) reported as beneficially owned that are beneficially owned through American Depositary Shares (“ADS”). Each ADS represents 1 Ordinary Shares of the Issuer.
(2)	Based on 17,119,681 Ordinary Shares that will be outstanding following the Offering (as defined below) plus 806,104 additional ADS and/ or ordinary shares issued as part of the Underwriters option (as defined below) according to information published by the Issuer on November 10, 2017 and November 15, 2017.

CUSIP No. 29604W108	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,898,337 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,898,337 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,898,337 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3% (1)(2)
14.	TYPE OF REPORTING PERSON* HC, OO

(1)	Includes 3,090,069 of the Ordinary Shares of the Issuer reported as beneficially owned that are beneficially owned through ADS. Each ADS represents 1 Ordinary Shares of the Issuer.
(2)	Based on 17,119,681 Ordinary Shares that will be outstanding following the Offering (as defined below) plus 806,104 additional ADS and/ or ordinary shares issued as part of the Underwriters option (as defined below) according to information published by the Issuer on November 10, 2017 and November 15, 2017.

CUSIP No. 29604W108	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,898,337 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,898,337 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,898,337 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Includes 3,090,069 of the Ordinary Shares of the Issuer reported as beneficially owned that are beneficially owned through ADS. Each ADS represents 1 Ordinary Shares of the Issuer.
(2)	Based on 17,119,681 Ordinary Shares that will be outstanding following the Offering (as defined below) plus 806,104 additional ADS and/ or ordinary shares issued as part of the Underwriters option (as defined below) according to information published by the Issuer on November 10, 2017 and November 15, 2017.

CUSIP No. 29604W108	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,898,337 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,898,337 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,898,337 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Includes 3,090,069 of the Ordinary Shares of the Issuer reported as beneficially owned that are beneficially owned through ADS. Each ADS represents 1 Ordinary Shares of the Issuer.
(2)	Based on 17,119,681 Ordinary Shares that will be outstanding following the Offering (as defined below) plus 806,104 additional ADS and/ or ordinary shares issued as part of the Underwriters option (as defined below) according to information published by the Issuer on November 10, 2017 and November 15, 2017.

CUSIP No. 29604W108	Page 6 of 10 Pages

Schedule 13D

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the ordinary shares, nominal value €0.10 per share (the “Ordinary Shares”) of ERYTECH Pharma S.A., a Société Anonyome, incorporated under the laws of France (the “Issuer”). The address of the principal executive offices of the Issuer is Bâtiment Adénine, 60 Avenue Rockefeller 69008 Lyon France. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

(a)	The Reporting Persons are:

1.	Baker Bros. Advisors LP (the “Adviser”)
2.	Baker Bros. Advisors (GP) LLC (the “Adviser GP”)
3.	Felix J. Baker
4.	Julian C. Baker

(b)	The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(c)   The Adviser is an entity engaged in investment activities, and the Adviser GP is in the business of acting as its general partner and, through the Adviser, investment activities. The principal business of each of Julian C. Baker and Felix J. Baker is to serve as a managing member of the Adviser GP.

(d)   and (e) During the past five years, none of the Reporting Persons nor any of the Funds (as defined below) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    The Adviser GP is a limited liability company organized under the laws of the State of Delaware. The Adviser is a limited partnership organized under the laws of the State of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The disclosure in Item 4 below is incorporated herein by reference.

Item 4.	Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

On November 10, 2017, ERYTECH Pharma S.A. (“the Issuer”) entered into a placement and underwriting agreement (the “Underwriting Agreement”) with Jefferies International Limited, JPM Securities LLC, Cowen and Company, LLC and Oddo BHF SCA (the “Underwriters”), related to a public offering (the “Offering”) of 4,686,106 American Depositary Shares (“ADS”) of the Issuer at a price to the public of $23.26 per ADS and 687,927 Ordinary Shares (as defined below) at a price to the public of €20.00 per ordinary share. Each ADS represents 1 ordinary share of the Issuer (“Ordinary shares”). The Offering is expected to close on November 14, 2017. In addition, the Issuer granted the Underwriters an option exercisable for 30 days from the date of the Underwriting Agreement to purchase, at the public offering price less any underwriting discounts and commissions, up to an additional 806,104 ADS and/or Ordinary Shares to cover overallotments, if any (“Underwriters Option”), expected to close on November 16, 2017.

CUSIP No. 29604W108	Page 7 of 10 Pages

Pursuant to the Offering, on November 10, 2017, 667, L.P. and Baker Brothers Life Sciences, L.P. (“Life Sciences” and together with 667, the “Funds”) purchased 308,928 and 2,781,141 ADS of the Issuer, respectively, at the offering price of $23.26 per share, totaling 3,090,069 shares in the aggregate. Each of the Funds purchased ADS of the Issuer with their working capital.

Prior to the Offering, the Funds held securities of the Issuer previously purchased in open market transactions directly with a broker dealer and in underwritten public offerings using working capital of the Funds. The aggregate purchase price of the 1,808,268 Ordinary Shares directly held by Funds was approximately $47.5MM.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of Ordinary Shares or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and may make suggestions to the management of the Issuer regarding corporate financing and strategy, and may acquire or dispose of securities of the Issuer (by means of open market purchases, privately negotiated purchases, or otherwise).

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Set forth below is the aggregate number of Ordinary Shares of the Issuer directly held by each of the Funds, including Ordinary Shares owned through American Depositary Shares held by each of the Funds, and the percentage of the Issuer’s outstanding Ordinary Shares such holdings represent. Each American Depositary Share represents one Ordinary Shares of the Issuer. The information set forth below is based upon 17,119,681 Ordinary Shares that will be outstanding following the Offering plus 806,104 additional ADS and/ or ordinary shares issued as part of the Underwriters option according to information published by the Issuer on November 10, 2017 and November 15, 2017. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

CUSIP No. 29604W108	Page 8 of 10 Pages

Holder	Number of Ordinary Shares we own or have the right to acquire within 60 days	Percent of Class Outstanding
667, L.P.	487,031	2.7%
Baker Brothers Life Sciences, L.P.	4,411,306	24.6%
Total	4,898,337	27.3%

Pursuant to the management agreements, as amended, among the Adviser, the Funds and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

The Adviser GP, Felix J. Baker and Julian C. Baker as principals of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities.

The Reporting Persons disclaim beneficial ownership of the securities of the Issuer held by each of the Funds, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose, except to the extent that any such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(c)   The disclosure regarding the purchase of ADS of the Issuer in the Offering described in Item 4 are incorporated by reference herein. Except as described in this Schedule 13D, none of the Reporting Persons has effected any transaction in the securities of the Issuer during the past 60 days.

(d)   Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

(e)   Not applicable.

CUSIP No. 29604W108	Page 9 of 10 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information in Item 4 is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

CUSIP No. 29604W108	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2017

BAKER BROS. ADVISORS LP

By:	Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker